UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 25, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this  announcement, make no representation  as  to  its  accuracy  or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising  from or in reliance upon the whole or any part  of the contents of this announcement.

[logo]
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code:  00670)

NOTICE  OF EXTRAORDINARY  GENERAL  MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of 中國東方航 空股份有限公司 (China Eastern Airlines Corporation Limited) (the "Company")  will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2 : 00 p.m. on 9 October 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 25 August 2009 (the "Circular") relating to, among other things, the absorption of Shanghai Airlines):

AS SPECIAL RESOLUTIONS

1.
"THAT, the proposal for the absorption of Shanghai Airlines by the Company through share exchange be and is hereby approved, ratified and confirmed. Details of the aforesaid absorption proposal were set out in the Circular."

2.	"THAT, the terms and conditions and the implementation of the transactions contemplated under the Absorption Agreement be and is hereby approved, ratified and confirmed."

3.
"THAT, the Draft Report for the Absorption of Shanghai Airlines Co., Ltd by China Eastern Airlines Corporation Limited 《中國東方航空股份有限公司換股吸收合併上海航空股份有限公司 報告書（草案）》be and is hereby approved, ratified and confirmed. Details of the aforesaid draft report were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 10 August 2009."

4.
"THAT, conditional upon the passing of Resolution No. 1 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect the increases in the registered capital and change of shareholding of the Company."

AS ORDINARY  RESOLUTIONS

5.	"THAT, that the Company satisfies the conditions for material assets reorganization be and is hereby confirmed."

6.
"THAT, conditional upon the passing of Resolution No. 1 above, the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 above or any matter incidental thereto."

7.
"THAT, in connection with the proposed absorption of Shanghai Airlines, the Company may provide guarantee to its wholly owned subsidiary set up for the purpose of absorbing all the assets and assuming all the liabilities of Shanghai Airlines. Details of the aforesaid guarantee to be provided by the Company were set out in section 2 of the Circular."

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
25 August 2009

Notes:

1.	Persons entitled to attend the EGM

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited, at the close of business on Tuesday, 8 September 2009 are entitled to attend the EGM upon completion of the necessary registration procedures.

2.	Registration procedures for attending the EGM

(i)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business at 2550 Hongqiao Road, Shanghai, the PRC (for the attention of the Office of the Secretary of the Board of Directors) (fax no: +86 21 62686116) by 4 : 00 p.m. on Friday, 18 September 2009 (if by facsimile) or between Thursday, 10 September 2009 to Friday, 18 September 2009 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the EGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the EGM as evidence of eligibility to attend the meeting.

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. For the holders of A Shares, the notarially certified power of attorney or other documents of authorization and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For the holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H Share register of members of the Company will be closed from Wednesday, 9 September 2009 to Friday, 9October 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4 : 00 p.m. on Tuesday, 8 September 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited Rooms 1712–1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong Telephone: +852 2862 8628 Fax: +852 2865 0990

6.	Abstention from voting

No shareholder is required to be abstain from voting in respect of any resolutions.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code:  00670)

EXTRAORDINARY  GENERAL  MEETING ATTENDANCE  SLIP

To: China Eastern Airlines Corporation Limited (the "Company")

I/We intend to attend the Company’s extraordinary general meeting to be held at Shanghai International Airport Hotel (上海國際機場賓館 ), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2 : 00 p.m. on Friday, 9 October 2009 personally/by appointing a proxy.

Name

Number of H Shares Held

IC/Passport Number

Shareholder’s Number

Correspondence Address

Telephone Number

Signature(s):	Date:

Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items ‘‘personally/by appointing a proxy’’ and ‘‘IC/Passport number’’, please delete the items as appropriate.

5.
This slip must be completed and signed and be received at the Company’s place of business at No. 2550 Hongqiao Road, Shanghai, the People’s Republic of China by 4 : 00 p.m. on Friday, 18 September 2009 (if by facsimile) or between Thursday, 10 September 2009 to Friday, 18 September 2009 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

The slip can be sent to the Company by way of mail (zip code: 200335) or by fax (fax number: +86 21 62686116).

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code:  00670)

Proxy Form  for the Extraordinary General  Meeting to be held on Friday,  9 October  2009

I/We ____________________________________________________________________________________________ (Note 1),
H Shares shareholder account number (if applicable):                                     , address:                                                           (Note 1),
hold             H Shares (Note 2) of China Eastern Airlines Corporation Limited (the ‘‘Company’’) and hereby appoint the chairman of the Extraordinary General Meeting or Mr./Ms.
of address:                                                                 (Note 3),
to represent me/us to attend the Extraordinary General Meeting to be held at Shanghai International Airport Hotel (上海國際機場賓館 ), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2 : 00 p.m. on Friday, 9 October 2009, and any adjournment thereof (the ‘‘Extraordinary General Meeting’’) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the Extraordinary General Meeting (the ‘‘Notice’’). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

SPECIAL RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.
"THAT, the proposal for the absorption of Shanghai Airlines by the Company through share exchange be and is hereby approved, ratified and confirmed. Details of the aforesaid absorption proposal were set out in the Circular."

2.	"THAT, the terms and conditions and the implementation of the transactions contemplated under the Absorption Agreement be and is hereby approved, ratified and confirmed."
3.
"THAT, the Draft Report for the Absorption of Shanghai Airlines Co., Ltd by China Eastern Airlines Corporation Limited 《中國東方航空股份有限公司換股吸收合併上海航空 股份有限公司報告書（草案）》 be and is hereby approved, ratified and confirmed. Details of the aforesaid draft report were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 10 August 2009.

4.
"THAT, conditional upon the passing of Resolution No. 1 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect the increases in the registered capital and change of shareholding of the Company.

ORDINARY RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
5.	"THAT, that the Company satisfies the conditions for material assets reorganization be and is hereby confirmed."
6.
"THAT, conditional upon the passing of Resolution No. 1 above, the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 above or any matter incidental thereto."

7.
"THAT, in connection with the proposed absorption of Shanghai Airlines, the Company may provide guarantee to its wholly owned subsidiary set up for the purpose of absorbing all the assets and assuming all the liabilities of Shanghai Airlines. Details of the aforesaid guarantee to be provided by the Company were set out in section 2 of the Circular."

Signature(s):	(Note 5)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.
Please delete as appropriate and fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the Extraordinary General Meeting, please delete the words ‘‘the chairman of the Extraordinary General Meeting or’’ and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/ proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
IMPORTANT:  If you would like to vote for the resolution, please put a tick (‘‘√’’) in the appropriate box marked ‘‘Agree’’. If you would like to vote against the resolution, please put a cross (‘‘X’’) in the box marked ‘‘Disagree’’. If you would like to abstain from voting the resolution, please put a tick (‘‘√’’) in the box marked ‘‘Abstain’’. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be considered valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the Extraordinary General Meeting, appropriate identification documents must be produced.